BAYTEX ENERGY TRUST

Notice of
Annual Meeting of Unitholders
to be held on Thursday, May 20, 2010

The annual meeting of the unitholders of Baytex Energy Trust will be held in the McMurray Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Thursday, May 20, 2010 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our financial statements for the year ended December 31, 2009, together with the report of the auditors;

2.	fix the number of directors of Baytex Energy Ltd. to be elected at eight (8) members;

3.	select eight (8) nominees for election as directors of Baytex Energy Ltd.;

4.	appoint the auditors and authorize the directors of Baytex Energy Ltd. to fix their remuneration; and

5.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Valiant Trust Company by mail or courier at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by fax at (403) 233-2857.  In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 31, 2010 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta, this 6th day of April, 2010.

By order of the Board of Directors of Baytex Energy Ltd.

(signed)              Murray J. Desrosiers
        Vice President, General Counsel
and Corporate Secretary

BAYTEX ENERGY TRUST

Information Circular - Proxy Statement
for the Annual Meeting to be held on May 20, 2010

SOLICITATION OF PROXIES

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual meeting of the unitholders of Baytex Energy Trust to be held at 3:00 p.m. (Calgary time) on Thursday, May 20, 2010 in the McMurray Room of the Calgary Petroleum Club, located at 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof.

We have two types of securities that entitle holders to vote generally at meetings of unitholders, being trust units and special voting units.  The trust units and the special voting units vote together as a single class on all matters.  Each trust unit is entitled to one vote and each special voting unit is entitled to one vote for each exchangeable share outstanding.  As at March 31, 2010, no special voting units were outstanding.

Forms of proxy must be deposited with Valiant Trust Company (by mail or courier at Suite 310, 606 – 4th  Street S.W., Calgary, Alberta T2P 1T1 or by fax at (403) 233-2857) not less than 48 hours before the time for holding the meeting or any adjournment thereof.  Only unitholders of record at the close of business on March 31, 2010 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of our subsidiary, Baytex Energy Ltd. ("Baytex").  As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting.  To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name.  Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting.  If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records.  Such trust units will likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms.  Trust units held by your broker or their nominee can only be voted upon your instructions.  Without specific instructions, your broker or their nominee is prohibited from voting your trust units. Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting.  Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting.  Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders.  However, its purpose is limited to instructing the registered unitholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy.  You are asked to complete and return the voting instruction form to them by mail or facsimile.  Alternatively, you can use their website or call their toll-free telephone number to instruct them how to vote your trust units.  They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of trust units to be represented at the meeting.  If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote trust units directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the trust units voted.

REVOCABILITY OF PROXY

You may revoke your proxy at any time prior to a vote.  If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.  To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of our management.  We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual meeting and this information circular - proxy statement.  In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by directors, officers and employees of Baytex who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting.  Where you specify a choice with respect to any matter to be acted upon, the trust units will be voted on any poll in accordance with the specification so made.  If you do not provide instructions, your trust units will be voted in favour of the matters to be acted upon as set out herein.  The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof.  At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value.  As at March 31, 2010, there were 110,650,072 trust units issued and outstanding.  At the meeting, upon a show of hands, every unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every unitholder present in person or by proxy has one vote for each trust unit of which such unitholder is the registered holder.

When any trust unit is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such trust unit, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of unitholders maintained by Valiant Trust Company is entitled to cast such vote.

As at March 31, 2010, our directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,564,530 trust units or approximately 1.4% of the issued and outstanding trust units (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at March 31, 2010, no person or company, beneficially owned, or controlled or directed, directly or indirectly, trust units entitled to more than 10% of the votes which may be cast at the meeting.

QUORUM FOR MEETING

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than five percent (5%) of the outstanding trust units. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the chairman of the meeting. At such meeting, the unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent of the votes cast in respect of the resolution by or on behalf of unitholders present.

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing the Number of Directors of Baytex

The articles of Baytex provide for a minimum of three directors and a maximum of eleven directors.  The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders.  There are currently eight directors on our board of directors (the "Board").  At the meeting, it is proposed that the number of directors of Baytex to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at eight (8).  Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at eight (8).

Election of Directors of Baytex

Unitholders are entitled to nominate for election all of the members of the Board by a vote at a meeting of unitholders held in accordance with our trust indenture.  Following such meeting, Valiant Trust Company, the trustee of Baytex Energy Trust, shall cause the individuals so nominated by the unitholders to be elected as directors of Baytex.

The eight (8) individuals to be nominated for election as directors of Baytex are as follows:

John A. Brussa	R.E.T. (Rusty) Goepel
Raymond T. Chan	Anthony W. Marino
Edward Chwyl	Gregory K. Melchin
Naveen Dargan	Dale O. Shwed

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The following table sets forth the names, ages (at December 31, 2009) and cities of residence of the persons proposed to be nominated for election as our directors, their committee memberships, the date on which each became a director of us (or a predecessor of us), the present occupations and brief biographies of such persons, and the number of our trust units beneficially owned, or controlled or directed, directly or indirectly, by each, the number of trust unit incentive rights held and the market value of such securities.  This information is based partly on our records and partly on information received by us from the nominees.

			Trust Units Owned, Controlled or Directed		Trust Unit Incentive Rights Held		Total Market Value of Trust Units and Trust Unit Incentive Rights (1)
Nominee for Election as Director	Age	Director Since	March 2010	March 2009	March 2010	March 2009	March 2010	March 2009
John A. Brussa Calgary, AB	52	1997	178,320	178,320	57,000	59,000	$7,298,307	$2,885,332
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Brussa holds a Bachelor of Arts degree in History and Economics and a Bachelor of Laws degree. He has been a partner in the Calgary-based energy law firm of Burnet, Duckworth & Palmer LLP since 1987, specializing in the area of taxation.  He is also a director of a number of energy and energy related trusts and companies.  Mr. Brussa is a past governor of the Canadian Tax Foundation.

Raymond T. Chan Calgary, AB	54	1998	480,997	310,997	375,000	570,000	$23,170,156	$7,237,955

Mr. Chan was appointed Executive Chairman of Baytex on January 1, 2009. He originally joined Baytex in October 1998 and has held the following positions: Senior Vice President and Chief Financial Officer (October 1998 to August 2003); President and Chief Executive Officer (September 2003 to November 2007); and Chief Executive Officer (November 2007 to December 2008). Mr. Chan has been a director of Baytex since October 1998. Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including chief financial officer titles at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan holds a Bachelor of Commerce degree and is a chartered accountant.

Edward Chwyl Victoria, BC	66	2003	153,000	135,000	41,000	51,000	$6,018,330	$2,038,500
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Chwyl was appointed Lead Independent Director of Baytex on February 17, 2009.  From September 2003 to December 2008, Mr. Chwyl was our Chairman.  Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering.  He is a retired businessman with over 35 years of experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil and Gas Limited from 1989 to 1998.  Prior thereto, he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Naveen Dargan Calgary, AB	52	2003	115,000	100,000	35,000	49,000	$4,579,470	$1,586,500
Member of: - Audit Committee - Compensation Committee - Nominating and Governance Committee
Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics, a Master of Business Administration degree and a Chartered Business Valuator designation.  He has been an independent businessman since June 2003.  Prior thereto, he worked for over 20 years in the investment banking business, finishing his investment banking career as Senior Managing Director and Head of Energy Investment Banking for Raymond James Ltd.

R.E.T. (Rusty) Goepel Vancouver, BC	67	2005	23,000	23,000	47,000	49,000	$1,619,550	$423,800
Member of: - Audit Committee
Mr. Goepel holds a Bachelor of Commerce (Honours) degree. He is currently Senior Vice President for Raymond James Ltd.  He commenced his career in investment banking in 1968 and was President and co-founder of Goepel Shields & Partners, which later became Goepel McDermid Ltd. and was acquired by Raymond James Ltd. in 2001.

Anthony W. Marino Calgary, AB	49	2009	252,828	76,100	255,000	625,000	$12,447,910	$3,538,160

Mr. Marino was appointed President, Chief Executive Officer and director of Baytex on January 1, 2009. Mr. Marino joined Baytex in November 2004 as Chief Operating Officer and was promoted to President and Chief Operating Officer in November 2007.  Prior to joining Baytex, Mr. Marino was President and Chief Executive Officer of Dominion Exploration Canada Ltd. (a subsidiary of Dominion Resources Inc.). He is a registered professional engineer and a Chartered Financial Analyst, and has over 25 years of experience in the North American oil and gas industry. Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Masters of Business Administration degree from California State University at Bakersfield.

			Trust Units Owned, Controlled or Directed		Trust Unit Incentive Rights Held		Total Market Value of Trust Units and Trust Unit Incentive Rights (1)
Nominee for Election as Director	Age	Director Since	March 2010	March 2009	March 2010	March 2009	March 2010	March 2009
Gregory K. Melchin Calgary, AB	56	2008	3,240	Nil	53,000	45,000	$765,920	Nil
Member of: - Audit Committee
Mr. Melchin holds a Bachelor of Science degree (major in accounting) and a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta.  He has also completed the Directors Education Program with the Institute of Corporate Directors.  He is currently the Chairperson of PPP Canada Inc., the Canadian federal government's public-private partnership office.  Mr. Melchin was a member of the Legislative Assembly of Alberta from 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue.  Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.

Dale O. Shwed Calgary, AB	51	1993	184,491	208,689	57,000	59,000	$7,512,503	$3,343,904
Member of: - Reserves Committee
Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He has been President and Chief Executive Officer of Crew Energy Inc. since September 2003.  Prior thereto, he was President and Chief Executive Officer of Baytex Energy Ltd. from 1993 to August 2003.  He commenced his career in the oil and gas industry in 1980.

Note:

(1)
The "Total Market Value of Trust Units and Trust Unit Incentive Rights" was determined by multiplying the number of trust units and the number of trust units issuable upon exercise of the Trust Unit Incentive Rights (regardless of vesting and adjusted for the exercise price) held by each nominee by the closing price of the trust units on the Toronto Stock Exchange (the "TSX") on March 1, 2010 ($34.71) and March 31, 2009 ($15.10).

Additional Disclosure Relating to Proposed Directors

To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder, other than Mr. Brussa who was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.

Appointment of Auditors

Our trust indenture provides that our auditors will be selected at each annual meeting of unitholders.  Accordingly, management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte & Touche LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of unitholders and to authorize the directors of Baytex to fix their remuneration.  Deloitte & Touche LLP have been our auditors since inception.

The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by Deloitte & Touche LLP during fiscal 2009 and 2008:

	Aggregate fees billed ($000s)
	2009	2008
Audit fees	$1,253	$1,124
Audit-related fees	-	-
Tax fees	193	56
All other fees	-	84
Total	$1,446	$1,264

Audit Fees:  Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly results, services in this category for fiscal 2009 and 2008 also include the reviews of comment letters from Canadian and U.S. regulatory agencies, amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting and review of prospectuses related to equity and debt issuances.

Audit-Related Fees:  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.

Tax Fees:  Tax fees included tax planning and various taxation matters.

All Other Fees:  During 2008, the services provided in this category consisted only of advisory services associated with property taxes.

DIRECTOR COMPENSATION

Our Board, through its Compensation Committee, is responsible for the development and implementation of a compensation plan for the directors of Baytex who are not also officers of Baytex (the "independent directors").  Officers of Baytex who are also directors are not paid any compensation for acting as a director.

The main objectives of our directors' compensation plan are:  (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of a peer group of energy trusts and companies; and (c) to align the interests of directors with the Unitholders.  To meet and maintain these objectives, the Compensation Committee annually performs a review of the compensation plan, which includes surveying the compensation paid to directors of a peer group of energy trusts (see "Compensation Discussion and Analysis – Competitive Factors" for a listing of the peer group members).  The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.  The Compensation Committee did not recommend (and the Board did not approve) any changes to the cash retainers and fees for 2008, 2009 or 2010.

The following table sets forth the principal elements of the compensation plan for the year ended December 31, 2009.  In addition, independent directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Board Retainer - Annual	30,000
Lead Independent Director Retainer - Annual	20,000
Additional Chair Retainers – Annual: Audit Compensation Nominating and Governance Reserves	20,000 5,000 5,000 5,000
Meeting Attendance Fee	1,500

Independent directors are also eligible to be granted rights to acquire trust units ("Incentive Rights") under our Trust Unit Rights Incentive Plan (the "Incentive Plan"), provided that the aggregate number of Incentive Rights granted to independent directors cannot exceed 1% of the issued and outstanding trust units (plus the number of trust units that may be issued on the exchange of any outstanding exchangeable shares) and the value of Incentive Rights that can be granted to any one non-management director during a calendar year cannot exceed $100,000.  As at December 31, 2009, the independent directors held an aggregate of 330,000 Incentive Rights, which represents 0.3% of the issued and outstanding trust units as at such date.  For information regarding the outstanding Incentive Rights held by the independent directors, see "Outstanding Option-based and Share-based Awards" and "Incentive Plan Awards – Value Vested or Earned during the Year" below.

The following table sets forth the cash retainers and fees that were paid to each of our independent directors during the year ended December 31, 2009.  Directors' fees are paid on a quarterly basis.

Name	Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Meeting Attendance Fees ($)	Total Fees Earned ($)
John A. Brussa	30,000	-	5,000	15,000	50,000
Edward Chwyl	30,000	20,000	5,000	13,500	68,500
Naveen Dargan	30,000	-	20,000	22,500	72,500
R.E.T. (Rusty) Goepel	30,000	-	-	15,000	45,000
Gregory K. Melchin	30,000	-	-	19,500	49,500
Dale O. Shwed	30,000	-	5,000	10,500	45,500

Summary Compensation Table

The following table sets forth the total compensation paid to the independent directors for the year ended December 31, 2009.

Name	Fees earned ($)	Share- based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John A. Brussa(2)	50,000	-	60,400	-	-	-	110,400
Edward Chwyl	68,500	-	60,400	-	-	-	128,900
Naveen Dargan	72,500	-	60,400	-	-	-	132,900
R.E.T. (Rusty) Goepel	45,000	-	60,400	-	-	-	105,400
Gregory K. Melchin	49,500	-	60,400	-	-	-	109,900
Dale O. Shwed	45,500	-	60,400	-	-	-	105,900

 Notes:

(1)
Pursuant to our Incentive Plan, each independent director was granted Incentive Rights to acquire 8,000 trust units at a price of $27.72 per unit on December 11, 2009.  A binomial lattice model was used to calculate the estimated fair value of these rights.  The following assumptions were used for the calculation:  expected annual exercise price reduction of $2.16; expected volatility of 43.4%; and risk-free interest rate of 2.6%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted under our Incentive Plan.  The amounts shown in the table above for these grants were calculated by multiplying the number of Incentive Rights granted by the estimated fair value of $7.55 per right.

(2)	Mr. Brussa is a partner at the law firm of Burnet, Duckworth & Palmer LLP, which receives fees for the provision of legal services to Baytex and Baytex Energy Trust.

Outstanding Option-based and Share-based Awards

The following table sets forth for each independent director all option-based and share-based awards outstanding as at December 31, 2009.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
		At Grant Date ($)	At Year- end ($)
John A. Brussa	8,000 15,000 12,000 12,000 10,000	27.72 17.97 19.58 22.51 15.17	27.60 15.85 15.09 15.62 6.31	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	802,730	-	-
Edward Chwyl	8,000 15,000 18,000 18,000	27.72 17.97 19.58 22.51	27.60 15.85 15.09 15.62	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011	740,970	-	-

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
		At Grant Date ($)	At Year- end ($)
Naveen Dargan	8,000 15,000 12,000 12,000 10,000	27.72 17.97 19.58 22.51 15.17	27.60 15.85 15.09 15.62 6.31	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	802,730	-	-
R.E.T. (Rusty) Goepel	8,000 15,000 12,000 12,000	27.72 17.97 19.58 22.51	27.60 15.85 15.09 15.62	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011	568,830	-	-
Gregory K. Melchin	8,000 15,000 30,000	27.72 17.97 28.21	27.60 15.85 24.89	Dec. 11, 2014 Oct. 16, 2013 May 20, 2013	368,850	-	-
Dale O. Shwed	8,000 15,000 12,000 12,000 10,000	27.72 17.97 19.58 22.51 15.17	27.60 15.85 15.09 15.62 6.31	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	802,730	-	-

 Notes:

(1)
Pursuant to our Incentive Plan, the exercise price of an Incentive Right granted to a service provider that is not subject to United States income tax is reduced to account for distributions paid on the trust units subsequent to the grant date, provided that certain performance benchmarks are achieved.  See "Executive Compensation – Trust Unit Rights Incentive Plan – Exercise Price".

(2)	Calculated based on the difference between the closing price of the trust units on the TSX on December 31, 2009 (being $29.70) and the exercise price of the Incentive Rights on December 31, 2009.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for each independent director the value of option-based and share-based awards which vested during the year ended December 31, 2009 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John A. Brussa	130,280	-	-
Edward Chwyl	168,720	-	-
Naveen Dargan	130,280	-	-
R.E.T. (Rusty) Goepel	130,280	-	-
Gregory K. Melchin	63,800	-	-
Dale O. Shwed	130,280	-	-

Note:

(1)	Calculated based on the difference between the closing price of the trust units on the TSX on the vesting date and the exercise price of the Incentive Rights on the vesting date.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors of Baytex (the "Committee") is responsible for reviewing matters relating to human resource policies and compensation programs.  The Committee has established the following objectives for the compensation program: to award compensation that is commensurate with performance; to align the interests of management with the unitholders; and to attract and retain highly capable individuals.

The Committee has been delegated authority by the Board to establish the total compensation of all of the officers of Baytex in the context of the general and administrative expense budget which is approved by the Board.  The Committee meets at least annually with the President and Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.

The Committee met in December 2009 to establish bonuses and long-term incentive plan awards for 2009 performance and base salaries for 2010.  In establishing overall compensation levels, the Committee considered corporate and individual performance during the year ended December 31, 2009 and competitive factors in the local marketplace.

Performance

In establishing overall compensation levels, the Committee first assesses performance at the corporate level.  Commonly used measures for assessing corporate performance include total unitholder return, the cost of adding reserves (commonly referred to as finding, development and acquisition costs) and the actual historic cash flow from producing the reserves relative to the cost of finding, developing and acquiring reserves (commonly referred to as the recycle ratio).  The Committee then assesses the individual performance of the President and Chief Executive Officer and each of the other officers of Baytex.  The President and Chief Executive Officer assists the Committee with the performance assessment of the other officers.

The following table presents the total return (assuming reinvestment of distributions and dividends) for each of Baytex Energy Trust, the S&P/TSX Capped Energy Trust Index, the S&P/TSX Composite Index and the S&P 500 Index for the periods indicated.

Period	Baytex Energy Trust	S&P/TSX Capped Energy Trust Index	S&P/TSX Composite Index	S&P 500 Index
Year ended December 31, 2009	120.7%	47.1%	37.5%	26.5%
Five-year period ended December 31, 2009 (compound annual return)	31.6%	9.3%	7.7%	0.4%

Competitive Factors

For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry.  To understand compensation practices in the marketplace, the Committee, with assistance from the President and Chief Executive Officer, performs a comparative compensation analysis for our officers and employees on an annual basis.

As part of the comparative compensation analysis, the Committee is provided with (i) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (ii) a summary (based on publicly available information) of the compensation paid to officers at twelve Canadian energy trusts and three dividend paying Canadian oil and gas companies prepared by the President and Chief Executive Officer at the direction of the Committee.  For 2009, the members of the peer group were:  ARC Energy Trust; Bonavista Energy Trust; Bonterra Energy Corp.; Crescent Point Energy Corp.; Daylight Resources Trust; Enerplus Resources Fund; NAL Oil & Gas Trust; Paramount Energy Trust; Pengrowth Energy Trust; Penn West Energy Trust; Peyto Energy Trust; Progress Energy Resources Corp.; Trilogy Energy Trust; Vermilion Energy Trust and Zargon Energy Trust.  Except for participation in the annual industry compensation survey, no fees were paid to a compensation consultant or advisor during the year ended December 31, 2009.

As a final check on the competitiveness of overall compensation at Baytex, the Committee compares our general and administrative costs per unit of production to the average for the members of the peer group listed above.  The Committee's expectation is that our general and administrative costs per unit of production should approximate the average for the peer group.  Based on publicly reported data for the nine month period ended September 30, 2009, our general and administrative costs per unit of production were approximately 11% below the average for the peer group.  When compared to the same period in the prior year, our general and administrative costs per unit of production declined by approximately 4% and the peer group increased by approximately 14%.

Compensation Program Components

Executive compensation at Baytex consists of essentially four components: (1) base salary; (2) bonuses; (3) long-term incentive compensation; and (4) other benefits.  Each of these compensation components is summarized in the following sections.

Base Salaries

Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The Committee ensures that the base salaries for the President and Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry.  As described above under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry specific compensation data.

The Committee met in December 2009 to establish base salaries for the officers for 2010.  Factors considered by the Committee included corporate and individual performance and competitive factors in the local marketplace.  The Committee also considered that, notwithstanding Baytex's relative outperformance during 2008, officer salaries were not increased in 2009 in recognition of the volatility in financial markets and deteriorating economic conditions that existed in the second half of 2008.   Based on its assessment of these factors, the Committee determined that an increase in base salaries was warranted.  The base salaries for our Named Executive Officers (as defined below) were increased effective January 1, 2010 by an average of 6.1% from 2009 levels.

Bonuses

An annual bonus may be paid based on the Committee's subjective assessment of Baytex Energy Trust's general performance and each officer's contribution to such performance.  In a year where Baytex experiences significant growth resulting in a change to its peer group for comparison purposes, a bonus payment may be used to adjust the total cash compensation of the officers to reflect overall compensation levels at the new peer group.  In the oil and gas industry, there is generally a direct relationship between corporate size and total cash compensation.

The Committee met in December 2009 to establish annual bonuses for the officers for performance during 2009.  Factors considered by the Committee included relative outperformance on a total return basis (for the one and five-year periods ended December 31, 2009) and on a finding, development and acquisition cost and recycle ratio basis (for the one and three-year periods ended December 31, 2008) and management's preliminary assessment of finding, development and acquisition costs and recycle ratio for the year ended December 31, 2009.  The Committee also considered that, notwithstanding Baytex's relative outperformance during 2008, annual bonuses for 2008 were maintained at 2007 levels in recognition of the volatility in financial markets and deteriorating economic conditions that existed in the second half of 2008.  Based on its assessment of these factors, the Committee determined that the payment of an annual bonus was warranted.

Long-Term Incentive Compensation

Our Trust Unit Rights Incentive Plan forms the basis of our long-term incentive compensation program.  Pursuant to the Incentive Plan, rights to acquire trust units are granted to the directors, officers, employees and other service providers of Baytex.  The Committee believes that the granting of Incentive Rights serves to motivate officers and employees to achieve Baytex Energy Trust's strategic objectives and to align the interests of officers and employees with the interests of the unitholders.  Incentive Rights are granted with a five-year term and vest as to one-third on each of the first, second and third anniversaries of the grant date, which provides a retention incentive for employees to continue to work at Baytex.  For further information, see "Executive Compensation – Trust Unit Rights Incentive Plan".

The price that a holder of an Incentive Right must pay to acquire a trust unit is initially set based on the fair market value of the trust units on the grant date and, subject to the satisfaction of certain performance criteria, is reduced to account for distributions paid on the trust units subsequent to the grant date (the "exercise price reduction feature").  The purpose of the exercise price reduction feature is to ensure that the return achieved by a holder of an Incentive Right closely aligns with the return achieved by a holder of a trust unit.  For further information, see "Executive Compensation – Trust Unit Rights Incentive Plan – Exercise Price".

In November 2009, we amended our Incentive Plan to permit the granting of Incentive Rights without the exercise price reduction feature.  We also amended the outstanding unvested Incentive Rights granted to a total of 14 employees who are U.S. persons (including our President and Chief Executive Officer) to increase the exercise price of such rights to reflect the fair market value of the trust units on the date such Incentive Rights were granted from the then reduced exercise price as per the exercise price reduction feature.

In November 2009, each of Baytex and Baytex Energy USA Ltd. adopted an Income Tracking Unit Plan which allows them to grant to employees who are U.S. persons a right to receive "tracking units" which are designed to deliver a stream of income equivalent to the distributions paid by us to holders of our trust units.  Each of the 14 affected employees referenced above have been granted a number of tracking units corresponding to the number of outstanding Incentive Rights held by each of them.  For further information, see "Executive Compensation – Income Tracking Unit Plan".

Other Benefits

The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life and disability insurance and extended health and dental coverage.  Officers also receive parking and certain perquisites.

Baytex has established a Savings Plan to assist its employees in meeting their savings goals.  Under this plan, employees contribute a percentage of their gross salary to the plan each pay period.  Baytex matches each employee's contributions to a maximum of 10% of their gross salary.  Baytex's contributions vest immediately in favour of the employee.  The employee contributions are allocated by the employee to either an RRSP or a spousal RRSP.  Baytex's contributions are allocated by the employee to an RRSP, a spousal RRSP, an investment account or a health spending account.  Investment options under this plan include a suite of professionally managed investment funds and, effective January 1, 2010, our trust units.

Summary

The Committee believes that long term unitholder value is enhanced by compensation based upon corporate performance achievements.  Through the plans described above, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.

Performance Graph

The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex Energy Trust, the S&P/TSX Capped Energy Trust Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2004, assuming reinvestment of dividends and distributions.

	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009
Baytex Energy Trust	100	156	217	206	179	395
S&P/TSX Capped Energy Trust Index	100	149	144	149	106	156
S&P/TSX Composite Index	100	124	146	160	105	145
S&P 500 Index	100	105	121	128	81	102

Our total return for the year ended December 31, 2009 of 120.7% compared favourably to the S&P/TSX Capped Energy Trust Index (47.1%), the S&P/TSX Composite Index (37.5%) and the S&P 500 Index (26.5%).  The base salaries for our Named Executive Officers (as defined below) for the year ended December 31, 2009, which were established in December 2008, were unchanged from 2008 levels.  The cash bonuses paid to those Named Executive Officers who held similar positions in both 2008 and 2009 increased by an average of 18.5% from 2008 levels and represented 84.7% of base salaries (2008 – 71.4%).

The change in the value of the Incentive Rights held by the Named Executive Officers was aligned with the trend shown in the above graph.  During the first quarter of 2009, the Incentive Rights were largely "out-of-the-money" as the volatility in financial markets and deteriorating economic conditions that existed in the second half of 2008 continued into 2009, with our trust units trading at yearly low of $9.77 on February 24, 2009.  Improved market performance for the remainder of 2009 and strong outperformance by Baytex caused the value of the Incentive Rights to increase significantly in the last nine months of 2009.

Option-based Awards

The Committee has been delegated the authority to administer the Incentive Plan, including the granting of Incentive Rights.  In determining the number of Incentive Rights to be granted to a newly appointed officer, the Committee considers the responsibilities and functions of the officer, individual performance (to the extent the individual was previously employed by Baytex) and competitive factors in the marketplace.  The Committee also considers the recommendation of the individual the officer reports to and the number of Incentive Rights that have been awarded to other officers at Baytex.

In determining the number of Incentive Rights to be granted to a current officer, the Committee, with input from the Executive Chairman or Chief Executive Officer, as applicable, takes into account the officer's individual performance, the officer's contribution to the market performance of Baytex Energy Trust, the magnitude of previous Incentive Rights granted to the officer and competitive factors in the marketplace.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the year ended December 31, 2009 information concerning the compensation paid to our Chief Executive Officer and Chief Financial Officer and the three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) as at the end of such year whose total compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers").

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation(2)		Pension value ($)	All other compensation(3) ($)
					Annual incentive plans(2) ($)	Long- term incentive plans ($)			Total compensation ($)
Raymond T. Chan (4) Executive Chairman	2009 2008	250,000 525,000	- -	566,250 -	275,000 430,000	- -	- -	25,000 52,500	1,116,250 1,007,500
Anthony W. Marino (4) President and Chief Executive Officer	2009 2008	400,000 400,000	- -	470,550 236,400	350,000 300,000	- -	- -	2,900,344(5) 40,000	4,120,894 976,400
W. Derek Aylesworth Chief Financial Officer	2009 2008	295,000 295,000	- -	415,250 147,750	240,000 200,000	- -	- -	29,500 29,500	979,750 672,250
Marty L. Proctor Chief Operating Officer (6)	2009	280,147	-	741,000	145,000	-	-	28,015	1,194,162
Stephen Brownridge Vice President, Heavy Oil	2009 2008	250,000 250,000	- -	415,250 197,000	210,000 175,000	- -	- -	25,000 25,000	900,250 647,000

 Notes:

(1)
A binomial lattice model is used to calculate the estimated fair value of Incentive Rights granted under the Incentive Plan.  The amounts shown in the table above were calculated by multiplying the number of Incentive Rights granted by the estimated fair value of each such right.  For details on Incentive Rights granted to the Named Executive Officers during 2009 and the estimated fair value of such rights, see "– Outstanding Option-based and Share-based Awards" below.

(2)
The amounts shown in the table above for 2009 represent the annual bonus awarded for 2009 and were paid, at the option of the Named Executive Officer, in either December 2009 or January 2010.  See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

(3)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan.  See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".  The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

(4)	On November 13, 2008, Baytex announced that effective January 1, 2009 Mr. Chan would be appointed Executive Chairman and that Mr. Marino would be promoted to President and Chief Executive Officer.

(5)
Of this amount, $40,000 represents Baytex's matching contributions to the employee savings plan and $2,860,344 represents the amount of a tax indemnification payment.  See "Compensation Discussion and Analysis – Compensation Program Components – Long-Term Incentive Compensation".

(6)	Mr. Proctor commenced employment with Baytex on January 14, 2009. His annualized salary for 2009 was $290,000.

 Outstanding Option-based and Share-based Awards

The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding as at December 31, 2009.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
			At Grant Date ($)	At Year- end ($)
Raymond T. Chan	75,000 150,000 150,000 150,000	(3)	27.72 19.58 22.51 15.17	27.60 15.09 15.62 6.31	Dec. 11, 2014 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	7,969,500	-	-
Anthony W. Marino	75,000 60,000 80,000 40,000	(4) (5)	27.72 14.65 17.97 19.58	27.72 14.65 17.97 19.58	Dec. 11, 2014 Jan. 2, 2014 Oct. 16, 2013 Nov. 12, 2012	2,394,700	-	-
W. Derek Aylesworth	55,000 75,000 75,000 75,000 176,000	(3)	27.72 17.97 19.58 22.51 15.17	27.60 15.85 15.09 15.62 6.31	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	7,442,640	-	-
Marty L. Proctor	30,000 210,000	(3) (6)	27.72 15.73	27.60 14.43	Dec. 11, 2014 Jan. 14, 2014	3,269,700	-	-
Stephen Brownridge	55,000 100,000 65,000 65,000 33,334	(3)	27.72 17.97 19.58 22.51 15.17	27.60 15.85 15.09 15.62 6.31	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	4,145,032	-	-

 Notes:

(1)
Pursuant to our Incentive Plan, the exercise price of an Incentive Right granted to a service provider that is not subject to United States income tax is reduced to account for distributions paid on the trust units subsequent to the grant date, provided that certain performance benchmarks are achieved.  See "– Trust Unit Rights Incentive Plan – Exercise Price" below.

(2)	Calculated based on the difference between the closing price of the trust units on the TSX on December 31, 2009 (being $29.70) and the exercise price of the Incentive Rights on December 31, 2009.

(3)
Based on the binomial lattice model, the estimated fair value of these grants, which were made on December 11, 2009, was $7.55 per right.  The following assumptions were used for the calculation: expected annual exercise price reduction of $2.16; expected volatility of 43.4%; and risk-free interest rate of 2.6%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted under our Incentive Plan.

(4)
Based on the binomial lattice model, the estimated fair value of this grant, which was made on December 11, 2009, was $5.49 per right.  The following assumptions were used for the calculation: expected annual exercise price reduction of $nil; expected volatility of 43.4%; and risk-free interest rate of 2.6%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted under our Incentive Plan.

(5)
Based on the binomial lattice model, the estimated fair value of this grant, which was made on January 2, 2009, was $0.98 per right.  The following assumptions were used for the calculation: expected annual exercise price reduction of $nil; expected volatility of 39.3%; and risk-free interest rate of 2.6%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted under our Incentive Plan.

(6)
Based on the binomial lattice model, the estimated fair value of this grant, which was made on January 14, 2009, was $2.45 per right.  The following assumptions were used for the calculation: expected annual exercise price reduction of $2.16; expected volatility of 39.3%; and risk-free interest rate of 2.6%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted under our Incentive Plan.

 Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2009 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2009.

Name	Option-based awards Value vested during the year(1) ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year(2) ($)
Raymond T. Chan	961,000	-	275,000
Anthony W. Marino	1,144,933	-	350,000
W. Derek Aylesworth	747,500	-	240,000
Marty L. Proctor	-	-	145,000
Stephen Brownridge	772,433	-	210,000

 Notes:

(1)	Calculated based on the difference between the closing price of the trust units on the TSX on the vesting date and the exercise price of the Incentive Rights on the vesting date.

(2)
The amounts shown in the table above represent the annual bonus awarded for 2009 and were paid, at the option of the Named Executive Officer, in either December 2009 or January 2010.  See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

Trust Unit Rights Incentive Plan

In connection with the formation of Baytex Energy Trust in 2003, unitholders approved the adoption of a trust unit rights incentive plan pursuant to which rights to acquire trust units may be granted to the directors, officers, employees and other service providers of Baytex Energy Trust and its subsidiaries.

In November 2009, the Incentive Plan was amended by the Board to:  (i) provide that the exercise price of Incentive Rights granted to participants who are subject to United States income taxes will not be reduced to account for distributions paid on the trust units subsequent to the grant date; and (ii) base the exercise price for new grants of Incentive Rights on the closing price of the trust units on the trading day prior to the grant date (previously the five-day volume weighted average trading price was used).  These amendments, which were made in accordance with the amendment provision contained in the Incentive Plan, did not require unitholder approval.  The amendments were approved by the Toronto Stock Exchange.

Listed below is a summary of the principal terms of the Incentive Plan.  A copy of the Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on November 26, 2009 under the filing category Security holders documents).

Limitation on Trust Units Reserved:  The Incentive Plan reserves a maximum of 10% of the aggregate number of our issued and outstanding trust units plus the number of trust units which may be issued on the exchange of all outstanding exchangeable shares (collectively, the "Total Units").

Eligible Participants:  The directors, officers, employees and other service providers of Baytex Energy Trust and its subsidiaries (collectively, the "Service Providers") are eligible to participate in the Incentive Plan.

Limitations on Grants:  The Incentive Plan contains the following limitations:  (i) the aggregate number of trust units issuable to non-management directors at any time under the Incentive Plan cannot exceed 1% of the Total Units; (ii) the aggregate number of Incentive Rights held by any one holder at any given time cannot exceed 1% of the Total Units; and (iii) the aggregate number of trust units issued to insiders within any one-year period or issuable to insiders at any time under the Incentive Plan and any other security based compensation arrangements cannot exceed 10% of the Total Units.

Exercise Period:  Incentive Rights granted under the Incentive Plan may be exercised during a period not exceeding five (5) years from the date upon which they were granted (the "Exercise Period").  If the expiry date of any Incentive Right falls within any period of time during which certain persons may not trade in securities of Baytex Energy Trust (a "Blackout Period") (or within ten business days following the end of any Blackout Period), then the expiry date of any Incentive Right held by any person subject to a Blackout Period shall be extended to the date that is ten business days following the end of such Blackout Period.

Vesting Provisions:  Under the terms of the Incentive Plan, the Board has the authority to determine the manner in which the Incentive Rights vest and become exercisable.  The Board's historical practice has been for Incentive Rights to vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date.  The Incentive Plan also provides that the vesting provisions will be accelerated upon the occurrence of a "change of control" (as described below).

Grant Price:  The grant price (the "Grant Price") for any Incentive Rights granted under the Incentive Plan is the closing price of the trust units on the Toronto Stock Exchange (or, in the case of Service Providers working in the United States, the New York Stock Exchange) on the trading day prior to the grant date.

Exercise Price:  For Service Providers that are subject to income taxes in the United States, the exercise price ("Exercise Price") of an Incentive Right shall be equal to the Grant Price.  For Service Providers that are not subject to income taxes in the United States, the Exercise Price of an Incentive Right is calculated by deducting from the Grant Price all monthly distributions, on a per trust unit basis, made by us after the grant date where all such monthly distributions represent a return of more than 0.833% of our recorded cost of oil and natural gas properties less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of that month.  In no event shall the Exercise Price be less than $1.00 per right.

Termination:  Upon any holder of Incentive Rights ceasing to be a Service Provider for any reason whatsoever, other than for cause or death, during the Exercise Period, all Incentive Rights which have not vested at such date shall terminate and become null and void, and such holder of Incentive Rights shall have until the earlier of: (a) 30 days from the date such holder ceased to be a Service Provider; or (b) the end of the Exercise Period, to exercise the portions of any outstanding Incentive Rights which have vested and, at the expiration of such period, any vested Incentive Rights which have not been exercised will terminate and become null and void.  Upon the termination of any Service Provider for cause, our Board may, in its sole discretion, determine that all vested Incentive Rights which have not been exercised shall immediately terminate and become null and void.  Upon the death of a Service Provider during the Exercise Period, any Incentive Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder will have until the earlier of: (a) six (6) months from the date of the death of such holder; or (b) the end of the Exercise Period, to exercise those outstanding Incentive Rights which had vested as at the date of death and, at the expiration of such period, any vested Incentive Rights which have not been exercised will terminate and become null and void.

Change of Control:  On the effective date of a "change of control" of Baytex Energy Trust or Baytex, the vesting provisions applicable to outstanding Incentive Rights shall be accelerated such that all unvested Incentive Rights shall immediately become exercisable.  A "change of control" includes: (a) a successful take-over bid pursuant to which the offering party acquires ownership of more than fifty percent (50%) of the outstanding Total Units or common shares of Baytex; (b) the issuance to or acquisition by any person, or group of persons acting in concert, of fifty percent (50%) or more of the outstanding Total Units; (c) the sale of all or substantially all of the assets of Baytex; and (d) the termination of Baytex Energy Trust, provided that a "change of control" shall be deemed to not have occurred pursuant to an arrangement, merger or other form of reorganization of Baytex Energy Trust where the holders of the outstanding voting securities or interests of Baytex Energy Trust immediately prior to the completion of the reorganization will hold more than ninety percent (90%) of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization or if a majority of the Board determines that in substance the arrangement, merger or reorganization are such that a change of control should be deemed to not have occurred.

Assignment:  Incentive Rights may not be transferred or assigned.

Financial Assistance:  No financial assistance will be provided to Service Providers by Baytex Energy Trust or any of its affiliates to facilitate the exercise of Incentive Rights.

Amendment:  Subject to the approval of the Toronto Stock Exchange, the Incentive Plan may be amended, modified or terminated by the Board without the approval of unitholders, provided that the following types of amendments must be approved by unitholders: (a) any increase in the percentage of trust units reserved for issuance under the plan; (b) any reduction in the exercise price of any outstanding Incentive Rights held by insiders; (c) any extension of the term of any outstanding Incentive Rights held by insiders beyond the original expiry date of such rights; (d) any amendment that would permit a holder to transfer or assign Incentive Rights (other than in the case of death of the holder); (e) any amendment to increase the number of trust units that may be issued to insiders; or (f) any amendment to the amendment provision of the Incentive Plan.  In addition, no amendment to the Incentive Plan or any outstanding Incentive Rights may be made without the consent of the holder of such rights if such amendment adversely alters or impairs such holder's Incentive Rights.

Income Tracking Unit Plan

In November 2009, each of Baytex and Baytex Energy USA Ltd. adopted an Income Tracking Unit Plan which allows them to grant to employees who are U.S. persons a right to receive "tracking units" which are designed to deliver a stream of income equivalent to the distributions paid by us to holders of our trust units.

The Income Tracking Unit Plan provides that tracking units may be awarded in reference to a grant of Incentive Rights without the exercise price reduction feature or in connection with the amendment of a previously granted Incentive Right to eliminate the exercise price reduction feature and re-set the exercise price thereof at the fair market value on the original grant date (such Incentive Rights are referred to as the "Related Incentive Rights").

The number of tracking units outstanding at any time will always equal the number of Related Incentive Rights outstanding.  Upon the exercise of Related Incentive Rights, an equivalent number of tracking units will be terminated.

Each time we declare a distribution on our trust units, the accrued value of each tracking unit outstanding on the record date for such distribution shall increase by an equivalent amount.  Tracking units vest in the same manner as Incentive Rights (generally one-third on each of the first, second and third anniversaries of the grant date).  On each vesting date and annually thereafter, the accrued value of a tracking unit will, subject to the satisfaction of certain payment conditions (as described below), be paid to the holder thereof.  The holders of tracking units have no discretion to determine the timing of the payment of the accrued value of a tracking unit.

In order to receive a payment in respect of a tracking unit, the following conditions must be satisfied on the payment date:  (1) the participant must be employed by Baytex or one of its affiliates; and (2) the closing price of the trust units on the trading day preceding the payment date must be greater than the exercise price on the payment date of an Incentive Right with the exercise price reduction feature (a "Reference Incentive Right") that was granted on the same date as the Related Incentive Rights (such amount, if positive, is referred to as the "In-the-Money Amount").  If these two conditions are satisfied, the amount to be paid in respect of each vested tracking unit shall be an amount equal to the lesser of:  (i) the value of the tracking unit on the payment date; and (ii) the In-the-Money Amount.  To the extent that the full value of a tracking unit is not paid on a payment date, such amount will be carried forward to the next payment date, provided that it must be paid before the expiry date of the tracking unit otherwise it shall be forfeited.

The tracking units will terminate in accordance with their terms on the earliest to occur of: (i) the date on which all of the Related Incentive Rights have been exercised; (ii) termination of employment; or (iii) the expiry date of the tracking units (which will match the expiry date of the Related Incentive Rights).

The only Named Executive Officer that is subject to United States income tax is Anthony W. Marino, President and Chief Executive Officer.  The following table provides information on the tracking units held by Mr. Marino as at December 31, 2009.

Number of Tracking Units outstanding at Year-end (#)	Intrinsic Value of Tracking Units at Year-end ($)	Exercise Price of Reference Incentive Right(1)		Amount paid during the year ($)	Next Eligible Payment Date	Expiry Date
		At Grant Date ($)	At Year-end ($)
75,000 60,000 80,000 40,000	9,000 163,200 169,600 179,600	27.72 14.65 17.97 19.58	27.60 13.10 15.85 15.09	- - - -	Dec. 11, 2010 Jan. 2, 2010 Oct. 16, 2010 Nov. 12, 2010	Dec. 11, 2014 Jan. 2, 2014 Oct. 16, 2013 Nov. 12, 2012

 Note:

(1)
Pursuant to our Incentive Plan, the exercise price of an Incentive Right granted to a service provider that is not subject to United States income tax is reduced to account for distributions paid on the trust units subsequent to the grant date, provided that certain performance benchmarks are achieved.  See " – Trust Unit Rights Incentive Plan – Exercise Price" above.

Pension Plan Benefits

We do not have any pension plans for our employees.  We have established a Savings Plan to assist employees in meeting their savings goals.  See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".

 Employment Contracts

Baytex has entered into employment agreements with each of the Named Executive Officers that provide for certain payments to be made upon the occurrence of a "change of control" of Baytex.  For these purposes, a "change of control" means (i) any change in ownership of the outstanding trust units which results in any person or group of persons acting jointly or in concert owning or controlling, directly or indirectly, more than fifty percent (50%) of the outstanding trust units; (ii) a change in the composition of our Board such that the directors elected at the last annual meeting cease to constitute a majority of the directors; (iii) the sale, lease or transfer of all or substantially all of Baytex's assets to any other person(s); or (iv) any determination by a majority of the independent directors elected at the last annual meeting that a change of control has occurred or is about to occur.

The following table shows the compensation arrangements that would be provided to the Named Executive Officers in the event of a change of control.

Termination Event	Applies to	Arrangement
Change of Control	Executive Chairman President and Chief Executive Officer
Base Salary:  to receive 30 months base salary.
Bonus Consideration:  to receive 2.5 times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans:  to receive 30 times the monthly payments made by Baytex.
Incentive Rights:  vesting is accelerated on the effective date of the change of control.

Change of Control and Termination without Cause or Constructive Dismissal or Involuntary Relocation(1)	All other Named Executive Officers
Base Salary:  to receive 24 months base salary.
Bonus Consideration:  to receive two times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans:  to receive 24 times the monthly payments made by Baytex.
Incentive Rights:  vesting is accelerated on the effective date of the change of control.

 Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated.

The following table sets forth the estimated incremental payments that would be made to each of the Named Executive Officers assuming that a change of control event (as described in the table above) occurred on December 31, 2009.

Name	Severance Period (years)	Salary	Bonus	Benefits and Perquisites	Incentive Rights(1)	Total Incremental Payment
Raymond T. Chan	2.5	625,000	687,500	92,281	730,500	2,135,281
Anthony W. Marino	2.5	1,000,000	875,000	121,209	1,343,200	3,339,409
W. Derek Aylesworth	2.0	590,000	480,000	77,585	1,057,750	2,205,335
Marty L. Proctor	2.0	580,000	290,000	66,813	3,307,500	4,244,313
Stephen Brownridge	2.0	500,000	420,000	61,750	1,239,864	2,221,615

 Note:

(1)
On the effective date of the change of control, any unvested Incentive Rights vest and become immediately exercisable.  The amounts shown in the table include the "in-the-money value" of the unvested Incentive Rights held by each  Named Executive Officer.  The "in-the-money value" is calculated by multiplying the number of unvested Incentive

Rights by the difference between the closing price of the trust units on the TSX on December 31, 2009 (being $29.70) and the exercise price of such rights on December 31, 2009.

Liability Insurance of Directors and Officers

We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law.  This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex.  All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all.  The cost of this insurance in 2009 was $612,359 per annum.

In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties.  Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table outlines all compensation plans under which equity securities of Baytex Energy Trust are authorized for issuance as of December 31, 2009.

	Number of Trust Units to be Issued Upon Exercise of Outstanding Rights	Weighted-Average Exercise Price of Outstanding Rights	Number of Trust Units remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by unitholders(1)	8,120,037	$16.68	2,809,854
Equity compensation plans not approved by unitholders	N/A	N/A	N/A
Total	8,120,037	$16.68	2,809,854

 Note:

(1)
The only compensation plan under which equity securities of Baytex Energy Trust may be issued is the Incentive Plan.  The Incentive Plan reserves for issuance a maximum of 10% of the Total Units outstanding at any given time.  See "Executive Compensation – Trust Unit Rights Incentive Plan".

TRUST UNIT OWNERSHIP GUIDELINES

On March 9, 2009, the Board approved trust unit ownership guidelines for the Executive Chairman, the President and Chief Executive Officer and the independent directors.  The Executive Chairman and the President and Chief Executive Officer are required to acquire and hold trust units having a market value equal to three times their annual base salary, with such ownership level to be attained within a period of two years from the date of appointment or March 9, 2011, whichever is later.  The independent directors are required to acquire and hold trust units having a market value equal to three times their annual retainer, with such ownership level to be attained within a period of three years from their date of their election/appointment or March 9, 2012, whichever is later.

The following table sets out the trust unit ownership levels of the Executive Chairman, the President and Chief Executive Officer and each independent director as at March 1, 2010.

Name	Ownership Guideline		Ownership Value(1)		Guideline Met (Y) or Investment Required to Meet Guideline
	Multiple	Amount ($)	Multiple	Amount ($)
Raymond T. Chan Executive Chairman	3x salary	750,000	66x	16,695,406	Y
Anthony W. Marino President and Chief Executive Officer	3x salary	1,200,000	21x	8,775,660	Y
Independent Directors:
John A. Brussa	3x retainer	90,000	206x	6,189,487	Y
Edward Chwyl	3x retainer	90,000	177x	5,310,630	Y
Naveen Dargan	3x retainer	90,000	133x	3,991,650	Y
R.E.T. (Rusty) Goepel	3x retainer	90,000	26x	798,330	Y
Gregory K. Melchin	3x retainer	90,000	3x	112,460	Y
Dale O. Shwed	3x retainer	90,000	213x	6,403,683	Y

Note:

(1)	Based on the closing price of the trust units on the TSX on March 1, 2010 (being $34.71).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

Based upon the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board has determined that 6 of 8 (75%) of our directors, representing a majority of directors, are independent. These six independent directors are:  John A. Brussa, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel, Gregory K. Melchin and Dale O. Shwed.  Raymond T. Chan, our Executive Chairman, and Anthony W. Marino, our President and Chief Executive Officer, are not considered to be independent.

At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session").  During the year ended December 31, 2009, a total of 12 in camera sessions were held by the Board and the Board committees.

Effective January 1, 2009, Raymond T. Chan was appointed Executive Chairman.  Mr. Chan is not considered to be an independent director as he was the Chief Executive Officer of the Corporation from September 2003 to December 2008.  As our Executive Chairman, Mr. Chan provides overall leadership to our Board. Among other things, our Executive Chairman maintains a liaison and communication with (i) all of our directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex.  Our Executive Chairman is also responsible for the overall management of our Board and assists the Chief Executive Officer and management on strategic issues.

To ensure that the Board continues to function independently of management, on February 17, 2009, the Board created the position of Lead Independent Director and appointed Edward Chwyl to this position.  The Lead Independent Director's primary role is to act as liaison between management and the independent directors to ensure the Board is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the mandate of the Board.  In this regard, the Lead Independent Director acts as chair of meetings of the Board in the absence of the Executive Chairman, acts as chair of the in camera sessions held during meetings of the Board, meets annually with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively and ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances.

The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent):

Director	Names of Other Reporting Issuers
John A. Brussa

BlackWatch Energy Services Corp., Cirrus Energy Corporation, Crew Energy Inc., Deans Knight Income Corporation, Enseco Energy Services Corp., Enterra Energy Trust, Galleon Energy Inc., Just Energy Income Fund, Monterey Exploration Ltd., Midway Energy Ltd., North American Energy Partners Inc., Orleans Energy Ltd., Penn West Petroleum Ltd. (Penn West Energy Trust), Progress Energy Resources Corp., Storm Exploration Inc., WestFire Energy Ltd. and Yoho Resources Inc.

Raymond T. Chan	TMX Group Inc. and WestFire Energy Ltd.
Edward Chwyl	Karel Capital Corporation and WestFire Energy Ltd.
Naveen Dargan	Trinidad Drilling Ltd.
R.E.T. (Rusty) Goepel	Amerigo Resources Ltd., AutoCanada Inc., Spur Ventures Inc. and Telus Corporation
Anthony W. Marino	None
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
Dale O. Shwed	Crew Energy Inc.

Meeting Attendance

The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2009

	Meetings Attended / Meetings Held
Name	Board	Audit Committee	Compensation Committee	Reserves Committee	Nominating and Governance Committee	Overall Attendance
John A. Brussa	6/6	-	2/2	2/2	-	100%
Raymond T. Chan (1)	6/6	5/6	2/2	2/2	-	93%
Edward Chwyl	5/6	-	2/2	2/2	-	90%
Naveen Dargan	6/6	8/8	2/2	-	-	100%
R.E.T. (Rusty) Goepel	6/6	5/8	-	-	-	78%
Anthony W. Marino (1)	6/6	6/6	2/2	2/2	-	100%
Gregory K. Melchin	6/6	8/8	-	-	-	100%
Dale O. Shwed	5/6	-	-	2/2	-	87%

Note:

(1)
During 2009, Mr. Chan served as our Executive Chairman and Mr. Marino served as our President and Chief Executive Officer.  In these capacities, they were invited to attend all committee meetings, other than meetings that the Audit Committee held with staff responsible for internal controls.

Board Mandate

Our Board, either directly or through its committees, is responsible for the stewardship of Baytex Energy Trust and Baytex.  A copy of the mandate of our Board is attached as Schedule "A" hereto.

Board Committees

Our Board has four committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Reserves Committee, all members of whom are independent directors.  No separate committees have been established to deal with health, safety and environmental matters as the Board has retained overall responsibility for them.

Audit Committee

The members of the Audit Committee are Naveen Dargan (Chairman), R.E.T. (Rusty) Goepel and Gregory K. Melchin.  The committee's mandate includes:

•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing our internal control systems and procedures; and

•	reviewing risk management policies and procedures.

Compensation Committee

The members of our Compensation Committee are Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan.  The committee's mandate includes:

•
reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, make recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy;

•	reviewing and recommending to the Board the retainers and fees to be paid to members of the Board;

•	reviewing on an annual basis the performance of the President and Chief Executive Officer of the Corporation (the "CEO");

•
determining and approving the compensation and benefits package and bonuses for each of the officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for, and appraisal of the performance of, the other officers;

•	with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the recommendation of the CEO and determining and approving such compensation and benefits package and bonuses (with the allocation thereof to specific employees to be made by the CEO);

•	reviewing the CEO's recommendations for the type of long-term incentive plans to be utilized by Baytex and making recommendations in respect thereof to the Board;

•	administering our trust unit rights incentive plan, including the granting of Incentive Rights;

•	considering performance objectives for the ensuing year for the CEO and, if appropriate, the other officers of Baytex; and

•
preparing and recommending to the Board any required disclosures of compensation practices to be included in our information circular – proxy statement, or such other document as may be required under applicable securities laws or otherwise.

Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor has not, at any time during the year ended December 31, 2009, been retained to assist in determining compensation for any of our directors and officers.  See also "Compensation Discussion and Analysis" above.

Nominating and Governance Committee

The members of our Nominating and Governance Committee are John A. Brussa (Chairman), Edward Chwyl and Naveen Dargan.  The committee's mandate includes:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors;

•	recommending suitable candidates for election or appointment as directors;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Executive Chairman of the Board, the Lead Independent Director, the Chair of each of the Board committees and the Chief Executive Officer;

•	developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and minimum trust unit ownership guidelines; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular – proxy statement.

Reserves Committee

The members of our Reserves Committee are Dale O. Shwed (Chairman), John A. Brussa and Edward Chwyl.  The committee's mandate includes:

•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year;

•	if a change in the Independent Evaluator is proposed, determining the reason(s) therefor and whether there have been any disputes with management;

•
with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator:  (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year;

(e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith; and

•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and making a recommendation to the Board as to whether to approve the disclosure and/or filing of such information.

Orientation and Continuing Education

No formal education program currently exists for the orientation of new directors.  Existing directors provide orientation and education to new members on an informal and ad hoc basis.  In addition, new directors of the Baytex are given copies of the mandate of the Board and each of our committees, our corporate policies, our by-laws as well as agendas and minutes of the Board and committee meetings for the preceding 12 months.  In addition, new directors receive a presentation by management on our business.

No formal continuing education program currently exists for our directors.  Each of our directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process.  In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Directors Retirement Plan

We do not have a directors retirement plan.

Ethical Business Conduct

Our Board has adopted a code of business ethics applicable to all members of Baytex, including directors, officers and employees (the "Code").  A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 6, 2009) and on our website at www.baytex.ab.ca.  Each employee, officer and director is required to confirm annually that he or she has read, understood and complied with the Code.  Any reports of variance from the Code will be reported to the Board.  There have been no material change reports filed since the beginning of the year ended December 31, 2009, that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.  Our Board has also adopted a code of ethics for our principal executive officer and senior financial officers, a copy of which is accessible on our website at www.baytex.ab.ca.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.

Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct.  Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct.  A copy of our statement on reporting ethical violations is accessible on our website at www.baytex.ab.ca.

Nomination of Directors

The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of unitholders.  This committee has written Terms of Reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.

In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole, the competencies and skills that each existing director possesses and the competencies and skills each new nominee will bring to his position. The committee also considers whether or not each new nominee can devote sufficient time and resources to his duties as a board member.

Assessments

In 2009, the Lead Independent Director met individually with each of the directors to discuss the performance and effectiveness of the Board and its committees and to request input on how the Board and its committees could operate more effectively.

In March 2010, under the direction of the Nominating and Governance Committee, each director completed a confidential survey designed to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees.  The survey results will be summarized under the direction of the Nominating and Governance Committee and reported to the Board at a future meeting.

Position Descriptions

Our Board has developed written position descriptions for the Executive Chairman of the Board, the Lead Independent Director, the chairman of each of the committees of the Board and for our Chief Executive Officer.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.

ADDITIONAL INFORMATION

Our financial information is provided in our annual audited consolidated financial statements for the year ended December 31, 2009 and the related management's discussion and analysis of operating and financial results, which are contained in our 2009 financial report.  Our annual information form also contains disclosure relating to our audit committee and the fees paid to Deloitte & Touche LLP in 2009.  Copies of our financial report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Ltd. at Suite 2200, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 269-4282.  These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual meeting.  However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Dated: April 6, 2010

SCHEDULE "A"

BAYTEX ENERGY LTD.

BOARD OF DIRECTORS

MANDATE AND TERMS OF REFERENCE

ROLE AND OBJECTIVE

The Board of Directors (the "Board") of Baytex Energy Ltd. (the "Corporation") is responsible for the stewardship of the Corporation, Baytex Energy Trust (the "Trust") and, to the extent delegated to the Corporation by the Trust, any other subsidiary entities of the Trust.  In this Mandate and Terms of Reference, the Trust and its subsidiary entities are collectively referred to as "Baytex".  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.

The objectives of the Board are to:

•	in consultation with the Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

MEMBERSHIP

1.
The Board shall be comprised of not less than three members a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The unitholders of the Trust are entitled to nominate for election all of the members of the Board by a vote at a meeting of unitholders.  Following such meeting, the Trust shall cause the individuals so nominated by its unitholders to be elected as directors of the Corporation (to hold office until the close of the next annual meeting).  In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Executive Chairman of the Board (the "Executive Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under Criminal Code or securities legislation).

RESPONSIBILITIES

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)
approving issuances of additional trust units or other securities of the Trust (including securities convertible into trust units), exchangeable shares of the Corporation or other securities of Baytex to the public and any offering documents, such as prospectuses.

5.	Approve the cash distributions to be paid on the trust units of the Trust.

6.	Approve all matters relating to a take-over bid for the securities of Baytex.

Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Trust (including its annual and quarterly financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Trust is properly reported to unitholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Trust's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the unitholders of the Trust a firm of chartered accountants to be appointed as its auditors.

Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.

Governance

1.	Develop position descriptions for the Executive Chairman and the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing an Executive Chairman and Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Executive Chairman and the Lead Independent Director of the Board, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.

General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.

 MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Executive Chairman shall preside at all meetings of the Board, unless the Executive Chairman is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Executive Chairman may determine.

5.	Agendas, approved by the Executive Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Trust's subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

Approved by the Board of Directors on May 20, 2009